Exhibit 99.1

Trading Symbol: EZM – TSX

NEWS RELEASE

November 3, 2005	Release 20-05

EUROZINC ANNOUNCES RECORD EARNINGS AND

 CASH FLOW IN THIRD QUARTER

(All dollar amounts are expressed in U.S. currency unless otherwise indicated)

EuroZinc Mining Corporation (“EuroZinc” or “the Company”) announced today continued strong financial performance during the third quarter of 2005. The Company had record earnings of $25.8 million and operating cash flow of $35.6 million during the quarter. Colin K. Benner, Vice-Chairman and CEO, said “As a result of strong copper prices we continue to strengthen our balance sheet. During the quarter we retired the balance of the $48 million loan arranged for the purchase of the price participation rights to the Neves-Corvo copper production, and we continue to make excellent progress toward retiring the debt taken on to acquire the Neves-Corvo mine. We are now well positioned for future growth internally through our planned zinc production and the expansion of our exploration programs in Portugal. We are also able to take advantage of external opportunities in our sector as they become available.”

Highlights for the third quarter 2005

•

Net revenue of $75.2 million in the quarter and $197.4 million in the first nine months  of 2005;

•

Cash flow from operations, before changes to non-cash working capital items, of $35.6 million or $0.07 (Cdn$0.08) per share in the quarter and $86.9 million or $0.17 (Cdn$0.20) per share in the first nine months of 2005;

•

Net earnings of $25.8 million or $0.05 (Cdn$0.06) per share in the quarter and $60.5 million or $0.12 (Cdn$0.14) per share for  the first nine months of 2005;

•

Milled 521,885 tonnes of ore during the quarter with an average head grade of 4.8% and an average plant recovery rate of 89.37%;

•

Produced 22,127 tonnes (48.7 million pounds) of contained copper in concentrate during the quarter and sold 23,433 tonnes (51.5 million pounds) at an average realized price of $1.73 per pound;

•

Cash cost of $0.78 per pound of payable copper in the quarter and $0.77 per pound of payable copper for the first nine months of 2005;

•

Signed drilling contract for 10,000 metres of exploration drilling;

•

Repaid the $21.5 million balance of the $48 million price participation loan;

•

Applied for three additional exploration concessions on the Iberian Pyrite Belt in Portugal;

•

Started retrofitting of the tin plant to process 350,000 tonnes of zinc ore annually and initiated a study to increase the capacity to 650,000 tonnes.

Subsequent to the end of the quarter, to mitigate future risks, the Company sold forward 2,000 tonnes of copper per month for 2006 at an average price $3,475 per tonne or $1.58 per pound. The Company also purchased put options on an additional 2,000 tonnes of copper per month at a strike price of $3,000 per tonne or $1.36 per pound with full participation if the copper price is above the strike price. Combined, these forward sales and put options represent approximately 50% of the expected 2006 copper production from the Neves-Corvo mine.

Also, the Company will file amended 2004 year-end audited financial statements, as well as first and second quarter 2005 unaudited interim financial statements by the end of next week. The amendments are required as the Company learned during the quarter that in December of 2004 the Portuguese parliament had reduced the corporate tax rate in the region where the Neves-Corvo mine is located from 27.5% to 22%, effective January 1, 2005. The impact on the 2004 year-end statements is a $1.8 million decrease in the previously reported earnings with a corresponding reduction in the future income tax asset. This does not change the reported 2004 cash flow. The impact on the 2005 first and second quarter statements is a combined $2.3 million increase in earnings with a matching reduction in cash taxes payable. The previously reported earnings per share are not affected in any of the periods.

The Company’s entire Third Quarter 2005 Report, as well as additional information relating to the Company, such as the 2004 Annual Consolidated Financial Statements, the Annual Information Form, and the Management Information Circular are available on the Company’s website at www.eurozinc.com and on the SEDAR website at www.sedar.com.

EuroZinc will hold an investor conference call to discuss the Third Quarter 2005 Financials on Friday, November 4, at  7:00 AM Pacific Standard Time (10:00 PM Eastern Standard Time). To participate in the conference call please dial, toll free in North America 1-866-322-8798, or 416 640-3407 within the Toronto area or internationally. Alternatively, a live audio web cast of the conference call will be available on EuroZinc’s website. Replays of the conference call will be available, toll free at 1-888-567-0782 or 402 220-2884 within the Toronto area or internationally (Passcode: 1873072). The web cast will also be archived on the EuroZinc website.

EuroZinc Mining Corporations is a Canadian based company engaged in the acquisition, exploration, development and mining of base and precious metal deposits internationally.

For further information please contact:

Colin K. Benner	Ron Ewing	Amjad J. Ali
Vice Chairman and CEO	Executive Vice President	Executive Vice President & CFO
(604) 681-1337	(604) 681-1337	(604) 681-1337

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com